FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached document contains forward looking information.

FOR IMMEDIATE RELEASE	June 17, 2008

Forbes Medi-Tech Achieves “Minimum Bid Price Requirement” for
Continued Listing on The Nasdaq Stock Market

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced today that the Company has demonstrated compliance with Nasdaq’s Minimum Bid Price Requirement, as evidenced by a closing bid price of $1.00 or more for a minimum of ten consecutive trading days. Accordingly, the Nasdaq Hearings Panel has determined that the Company’s shares will continue to be listed on The Nasdaq Stock Market.

“We believe that our dual-listing on stock markets in both the U.S. and Canada is strategically important to Forbes, and we are pleased to announce our continued listing on The Nasdaq Capital Market,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

“Forbes continues to execute on its business strategy by re-focusing our attention on our revenue-generating nutraceutical business while continuing to seek favourable business development opportunities for our pharmaceutical assets,” added Mr. Butt.

About Forbes Medi-Tech

Forbes’ strategy and vision is to develop and market a portfolio of nutraceutical products, including functional foods and dietary supplements, for the benefit of all consumers. An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer have given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Company’s continued listing on Nasdaq and the Company’s strategy and vision.  Forward-looking statements can be identified by forward-looking terminology such as “continue”, “seek”, “opportunities”, “strategy”, “vision”, “to develop”, and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the volatility of the Company’s share price and its need to maintain compliance with the Minimum Bid Price Requirement and all other minimum listing standards of Nasdaq and the TSX in order for its shares to remain listed; uncertainty whether the Company will obtain any business development opportunities on acceptable terms or at all; the Company’s need for additional future capital, which is not assured; the Company’s dependence on a few existing, and its need for additional, customers; risks inherent in new product development; competition;   intellectual property, product liability and insurance risks; manufacturing risks and the Company’s dependency on a single manufacturer for its supplies of Reducol™; exchange rate fluctuations; and changes in the Company’s business strategy or plans. For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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